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Exhibit (a)(6)

HARDINGE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
REJECTION OF ROMI'S $10 PER SHARE TENDER OFFER

Believes "Best and Final" Offer Highly Inadequate and Opportunistic

ELMIRA, NY – May 19, 2010 – Hardinge Inc. (NASDAQ: HDNG) ("Hardinge") today announced that its Board of Directors voted unanimously to recommend that Hardinge shareholders reject the $10.00 per common share cash tender offer (the "Offer") from Indústrias Romi S.A. (Bovespa: ROMI3) ("Romi"), which the Board believes is highly inadequate, opportunistic, and not in the best interests of Hardinge and its shareholders.

The Company is filing an Amended Schedule 14D-9 with the Securities and Exchange Commission ("SEC") detailing the reasons for its rejection of Romi's offer. The full text of the filing will be available in the Investor Relations section of Hardinge's website at http://www.hardinge.com and on the SEC website at http://www.sec.gov/.

Kyle H. Seymour, Non-Executive Chairman of the Board of Directors of Hardinge, said, "Our Board strongly recommends that shareholders reject Romi's current $10.00 per share offer and not tender their shares. We have carefully reviewed this new offer and believe that it is still highly inadequate and opportunistic, and not in the best interests of Hardinge and its shareholders. We continue to believe the ongoing implementation of Hardinge's strategic plan will deliver significant value to our shareholders. We have never hidden from Romi our views on Hardinge's valuation and prospects and in our view their 'best and final' $10.00 offer does not reflect full and fair value for Hardinge."

Richard L. Simons, President & Chief Executive Officer of Hardinge, added, "The industrial sector and the machine tool industry is beginning to see signs of a recovery, as evidenced by our own strong order rates and improved outlook. As we have said previously, Hardinge is well positioned to benefit from a recovery, and with our streamlined operating structure, we are poised to outperform our peers as the market continues to improve. Hardinge shareholders recognize the significant upside potential inherent in our business plan and operations. If Romi is serious that $10.00 is its 'best and final' price, both companies should be able to move past the distraction of this bid and get on with the business of building value for our respective shareholders."

In determining to recommend rejection of Romi's offer, the Hardinge Board, taking into account advice received from its legal and financial advisors, considered numerous factors, including their belief that Romi's $10.00 per share offer is highly inadequate, opportunistic, and not representative of the true value of Hardinge. Hardinge's financial advisor, Jefferies & Company, Inc., delivered an opinion to Hardinge's Board to the effect that the consideration proposed to be paid to the holders of Hardinge's shares of common stock (other than Romi and its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders.

Romi commenced a tender offer on March 30, 2010 to acquire all outstanding shares of Hardinge for $8.00 per share in cash. After careful consideration, the Board by unanimous vote at a meeting held on April 2, 2010, concluded that the offer was grossly inadequate, opportunistic and not in the best interests of Hardinge and its shareholders. On May 10, 2010 Romi launched its subsequent tender offer for $10.00 per share in cash.

Jefferies & Company, Inc. is acting as financial advisor to Hardinge and Wachtell, Lipton, Rosen & Katz is providing legal advice. Questions and requests for assistance regarding the tender offer may be directed to Hardinge's Information Agent, Okapi Partners LLC, toll-free at (877) 279-2311.

About Hardinge Inc.

Hardinge is a global designer, manufacturer and distributor of machine tools, specializing in SUPER PRECISION™ and precision CNC Lathes, high performance Machining Centers, high-end cylindrical and jig Grinding Machines, and technologically advanced Workholding & Rotary Products. The Company's products are distributed to most of the industrialized markets around the world with approximately 70% of the 2009 sales outside of North America. Hardinge has a very diverse international customer base and serves a wide variety of end-user markets. This customer base includes metalworking manufacturers which make parts for a variety of industries, as well as a wide range of end users in the aerospace, agricultural, transportation, basic consumer goods, communications and electronics, construction, defense, energy, pharmaceutical and medical equipment, and recreation industries, among others. The Company has manufacturing operations in the United States, Switzerland, Taiwan, and China. Hardinge's common stock trades on NASDAQ Global Select Market under the symbol, "HDNG." For more information, please visit http://www.hardinge.com.

This news release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended). Such statements are based on management's current expectations that involve risks and uncertainties. Any statements that are not statements of historical fact or that are about future events may be deemed to be forward-looking statements. For example, words such as "may," "will," "should," "estimates," "predicts," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends," and similar expressions are intended to identify forward-looking statements. Hardinge's actual results or outcomes and the timing of certain events may differ significantly from those discussed in any forward-looking statements due to a variety of factors, including those described in Hardinge's SEC reports, including its March 15, 2010 Form 10-K and May 7, 2010 Form 10-Q. Except as required by law, Hardinge undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Hardinge notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995. Hardinge is not waiving any other defenses that may be available under applicable law.

Investor Contacts
Hardinge Inc.
Ed Gaio, VP & Chief Financial Officer
607-378-4207
Okapi Partners
Bruce H. Goldfarb / Patrick McHugh
212-297-0720 or (877) 279-2311
Media Contacts
Sard Verbinnen & Co
Denise DesChenes / Nat Garnick
212-687-8080

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  Exhibit (a)(6)
HARDINGE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS REJECTION OF ROMI'S $10 PER SHARE TENDER OFFER Believes "Best and Final" Offer Highly Inadequate and Opportunistic
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